FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
(Translation of registrant’s name into English)

Alexandra House The Sweepstakes Ballsbridge Dublin, 4 Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC LIMITED

Date: October 10, 2007	/s/ Stephen Taylor Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic’s new casino games deliver desert nights,

jungle adventure and office mayhem

Magic carpets, native treasures and stressed-out office workers headline CryptoLogic’s newest four-game lineup

October 10, 2007 (Dublin, IRELAND, and Toronto, CANADA) – Exotic travel, hair-raising adventure and the chance to smash a computer await online gamers with the unveiling of Bonus Pack 12, the latest groundbreaking casino slot lineup from CryptoLogic(, a leading software developer to the global Internet gaming industry.

Offered through CryptoLogic’s wholly-owned subsidiary, WagerLogic® Limited, Bonus Pack 12 features stunning visual graphics, dynamic bonus rounds, growing jackpots, and a chance for office workers everywhere to relieve their frustrations in cyberspace.

“Today, CryptoLogic delivers more innovation, more excitement and more chances to win — more often than ever before,” said Javaid Aziz, CryptoLogic’ President and CEO. “Bonus Pack 12 shows why CryptoLogic earned Gambling Online Magazine’s Top Casino Software Award for the last two years. CryptoLogic’s software development team is at the top of its game — and that means games that will top every player’s list.”

Online gamers will be whisked away to a distant land with Rajah’s Rubies, a rapid-fire video slot that features rubies, daggers, magic carpets and mysterious visitors — all under a spectacular desert sunset. Double Panda will take them deep into the jungle for an action-packed adventure with exotic tigers, bears and fish.

Players can witness a warrior rising from the flames with Native Treasure, a game with an amazing animated sequence with a dream catcher, a mystical charm used to protect sleeping children. And frustrated office workers will be able to blow off some steam with Computer Rage, a hilarious online slot game that includes stressed-out workers, a screaming boss and crashing computers. During the bonus rounds, anyone who fought a malfunctioning machine can live out a fantasy by smashing computers with a sledgehammer — and earn prizes while doing so.

TEL 353 (0) 1 631 9000   FAX 353 (0) 1 631 9001
ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

“With our distinctive, first-to-market casino innovations, CryptoLogic is staying ahead of the curve,” said Justin Thouin, CryptoLogic’s Vice President Casino and Poker. “By delivering games that appeal to an incredible range of players and interests, CryptoLogic is providing every customer with the tools they need to compete — and to win the battle for players’ hearts and minds.”

CryptoLogic has one of the most comprehensive casino gaming suites on the Internet. With more than 200 games available, including fan favourites Bejeweled®, Cubis®, Jewel Quest®, and the first-ever version of Multi-Hand Video Blackjack, the company has introduced some of the most popular games available on the Internet today.

CryptoLogic has earned top honours for its world-class Internet software, including Top Casino Software from Online Gambling Magazine in each of the last two years. The award, based on the votes of readers, players and website visitors, is widely considered the industry’s top award.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American & gaming industry media)
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 229/kpassmore@argylecommunications.com
Corfin Communications (UK media)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.